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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Home Products International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    437305105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Marc D. Hauser
                        Equity Group Investments, L.L.C.
                       2 North Riverside Plaza, Suite 600
                             Chicago, Illinois 60606
                                 (312) 466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 22, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 43705105                   13D/A                    Page 2 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/SIT, L.L.C.  FEIN 36-6934126
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          650,720
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            650,720
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

650,720
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

8.3% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                   Page 3 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Zell General Partnership, Inc.  FEIN 36-3716786
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          13,275
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            13,275
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

13,275
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

0.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                   Page 4 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Storage Acquisition Company, L.L.C.  FEIN applied for
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            5
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

5
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                   Page 5 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.  FEIN 40-0002819
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            5
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

5
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                   Page 6 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Joseph Gantz
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          1,530
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            1,530
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,530
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

IN
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                  Page 7 of 12 Pages

This amendment amends the Schedule 13D dated December 27, 2001 (as previously amended from time to time, the "Schedule 13D") filed by Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT"), and Zell General Partnership, Inc., an Illinois corporation ("ZGP"), with respect to the common stock, $0.01 par value (the "Common Stock"), of Home Products International, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 4501 West 47th Street, Chicago, Illinois 60632. Storage Acquisition Company, L.L.C., a Delaware limited liability company ("SAC"), EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("Fund 02-04"), and Joseph Gantz, an individual ("Gantz") are hereby added as Reporting Persons to this Schedule 13D, and Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND

Items 2(a-c) are hereby amended and restated in their entirety as follows:

(a-c) This Schedule 13D is being filed by Samstock/SIT, ZGP, SAC, Fund 02-04 and Gantz (collectively, the "Reporting Persons").

The sole member of Samstock/SIT and the sole shareholder of ZGP is Sam Investment Trust, an Illinois trust ("SIT") formed for the benefit of Samuel Zell and members of his family. The sole trustee of SIT is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust").

SAC is a Delaware limited liability company to be funded by Fund 02-04, Gantz, Walnut Investment Partners, L.P. and certain other investors. The managing member of SAC is Fund 02-04. EGI-Managing Member (02-04), L.L.C. is a Delaware limited liability company and the managing member of Fund 02-04 ("Managing Member"). SZ Investments, L.L.C. ("SZ Investments") is a Delaware limited liability company and the managing member of Managing Member. SZ Investments is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust.

The officers and members of the Board of Directors of Chai and their principal occupations are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830.

- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

- Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of Equity Group Investments, L.L.C. ("EGI").

- Leah Zell Wanger is a Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603.

- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

- Matthew Zell is a Director of Chai Trust and an employee of EGI.

- Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President, Taxes of EGI.

The executive officers of each of Samstock/SIT, ZGP and Fund 02-04, and their principal occupations, are as follows:

-Samuel Zell - President; Chairman of the Board of Directors of EGI -William Pate - Vice President; Managing Director of EGI
-Donald J. Liebentritt - Vice President; President of EGI
-Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

CUSIP No. 43705105                   13D/A                  Page 8 of 12 Pages

The executive officers of SAC, and the principal occupations, are as follows:

-Samuel Zell - President; Chairman of the Board of Directors of EGI -William Pate - Vice President; Managing Director of EGI
-Donald J. Liebentritt - Vice President; President of EGI
-Ellen Havdala - Vice President; Managing Director of EGI
-Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

The principal business of each of Samstock/SIT, ZGP, Fund 02-04, SAC, EGI, SIT, Managing Member, and SZ Investments is investments. Chai is a regulated trust company and manages trusts. The business address of each of Samstock/SIT, ZGP, Fund 02-04, SAC, EGI, SIT, Managing Member, Chai and SZ Investments and, unless otherwise specified, the executive officers and directors named above, is Two North Riverside Plaza, Chicago, Illinois 60606.

Gantz is an individual whose business address is 100 Park Avenue, Suite 2100, New York, New York 10017. He is an attorney and a general partner of The Walnut Group, a private investment firm.

ITEM 3.  Source and Amount of Funds or Other Consideration

iTEM 3 is hereby amended by adding the following thereto:

On October 21, 2004, ZGP transferred five (5) shares of Common Stock of the Issuer to Fund 02-04 in a privately-negotiated transaction. Immediately subsequent thereto, Fund 02-04 contributed such five (5) shares of Common Stock to SAC as a capital contribution.

Gantz acquired all 1,530 shares of Common Stock owned by him in connection with his service as a member of the Board of Directors of the Issuer between 1996 and 1999.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by adding the following thereto:

On October 21, 2004, the Special Committee of the Board of Directors advised the Reporting Persons that the Special Committee has determined that the proposal by SAC, a company to be funded by Fund 02-04, Gantz, Walnut Investment Partners, L.P., and others (collectively, the "SAC Investors"), for the acquisition of 100% of the Issuer's outstanding Common Stock by means of a tender offer, subject to a minimum tender of a majority of the outstanding shares of Common Stock (other than shares held by the SAC Investors) and other customary conditions, for $2.25 per share in cash, is a "Superior Company Proposal" for purposes of the Existing Agreement. In accordance with the Existing Agreement, the Special Committee notified JRT Acquisition, Inc. of such determination.

If the tender offer is consummated and other conditions are satisfied, it would be followed by a reverse stock split of the Issuer's outstanding common stock pursuant to an amendment to the Issuer's Certificate of Incorporation that would have the effect of reducing the number of stockholders of the Issuer to one, namely SAC. In such reverse stock split, the number of outstanding shares would be combined into a smaller number of shares such that the shares formerly held by each stockholder of the Issuer, other than SAC, would represent less than a whole share, and such stockholders would receive, in lieu of a fractional share, a cash payment equal to (x) the total number of shares held by such stockholder immediately prior to the stock split multiplied by (y) $2.25 in cash.

CUSIP No. 43705105                   13D/A                  Page 9 of 12 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Items 5(a-c) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

Samstock/SIT currently has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 650,720 shares of Common Stock held by it. ZGP currently has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 13,275 shares of Common Stock held by it. SAC and Fund 02-04 each currently share the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the 5 shares of Common Stock held by SAC. Joseph Gantz currently has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 1,530 shares of Common Stock held by him.

Based upon the foregoing, the 665,530 shares of Common Stock beneficially owned by the Reporting Persons represents 8.4% of the issued and outstanding Common Stock.

(c) Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock or were effected by any of the reporting persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Except for the Joint Filing Agreement attached hereto as Exhibit 1, the Investors' proposal attached hereto as Exhibit 2, the Confidentiality Agreement attached hereto as Exhibit 3, the Revised Proposal attached hereto as Exhibit 4, the Amended and Restated Joint Filing Agreement attached hereto as Exhibit 5, and the Power of Attorney attached hereto as Exhibit 6, no Reporting Person, nor, to the best knowledge of the Reporting Persons, SIT, EGI, SZ Investments, Managing Member or Chai, or any of the persons set forth in Item 2 above, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following:

         Exhibit 5 -       Amended and Restated Joint Filing Agreement dated
                           October 21, 2004 and made by and among the Reporting
                           Persons

         Exhibit 6 -       Power of Attorney dated October 21, 2004 made by
                           Gantz in favor of F. Mark Reuter, Storage Acquisition
                           Company, L.L.C. and EGI-Fund (02-04) Investors,
                           L.L.C.

CUSIP No. 43705105                   13D/A                Page 10 of 12 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 22, 2004

SAMSTOCK/SIT, L.L.C.
EGI-FUND (02-04) INVESTORS, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.

/s/ Donald J. Liebentritt
-----------------------------
Each By: Donald J. Liebentritt
Its: Vice President


STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Ellen Havdala
-----------------------------
By: Ellen Havdala
Its: President


/s/ Joseph Gantz
-----------------------------
JOSEPH GANTZ

CUSIP No. 43705105                   13D/A                Page 11 of 12 Pages

                                    EXHIBIT 5

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

THIS AGREEMENT is dated as of October 21, 2004 and is made by and among Storage Acquisition Company, L.L.C., a Delaware limited liability company ("SAC"), Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT"), Zell General Partnership, Inc., an Illinois corporation ("ZGP"), EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("Fund 02-04"), and Joseph Gantz, an individual ("Gantz"; together with SAC, Samstock/SIT, ZGP and Fund 02-04, the "Reporting Persons").

WHEREAS, each of Samstock/SIT and ZGP are parties to that certain Joint Filing Agreement dated as of December 27, 2001 (the "Original Agreement"), pursuant to the terms of which Samstock/SIT and ZGP agreed to provide for the filing of a joint Schedule 13D, and all amendments thereto, with respect to shares of common stock, par value $0.01, of Home Products International, Inc. (the "Common Stock");

WHEREAS, each of SAC, Fund 02-04 and Gantz, together with Samstock/SIT and ZGP, may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended;

WHEREAS, each of the Reporting Persons desire by this Agreement to amend and restate the Original Agreement in its entirety to add SAC, Fund 02-04 and Gantz thereto and to provide for the joint filing of a Schedule 13D, and all amendments thereto, with the Securities and Exchange Commission with respect to the Common Stock.

NOW, THEREFORE, the parties hereto agree as follows:

1. The parties hereto will join in the preparation and filing of a single statement containing the information required by Schedule 13D, and all amendments thereto, and the Schedule 13D and all such amendments will be filed on behalf of each party hereto. Each party is eligible to use the Schedule 13D on which such information is filed.

2. Each party hereto will be responsible for the timely filing of the Schedule 13D, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No party hereto will be responsible for the completeness or accuracy of the information concerning any other party contained in the Schedule 13D or any amendment thereto, except to the extent such party knows or has reason to believe that such information is inaccurate.

3. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument. This Agreement hereby amends and restates the Original Agreement in its entirety.

CUSIP No. 43705105                   13D/A                Page 12 of 12 Pages

                                    EXHIBIT 6

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Joseph Gantz, has made, constituted and appointed, and by these presents does make, constitute and appoint, each and any of F. Mark Reuter, Storage Acquisition Company, L.L.C. ("SAC") and EGI-Fund (02-04) Investors, L.L.C. ("Fund 02-04") with full power of substitution, his true and lawful attorney-in-fact and agent, for him in his name, place and stead individually, to execute, acknowledge, deliver and file any and all filings required by Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder respecting Rule 13d, Schedule 13D, and any amendments thereto, together with all filings required by Section 16 of the Act, and the rules and regulations promulgated thereunder, and any amendments thereto, to be filed by him in connection with the acquisition and/or disposition by SAC (of which he is a non-managing member) or Fund 02-04 of shares of common stock, $0.01 per share par value, of Home Products International, Inc., hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may do or cause to be done by virtue hereof.

The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

WITNESS THE EXECUTION HEREOF this 21st day of October, 2004, by Joseph Gantz.